August 15, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Corinthian Colleges, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 24, 2011

File No. 0-25283

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Filed May 4, 2012

Dear Mr. Spirgel:

Set forth below are the responses of Corinthian Colleges, Inc. (“Corinthian.”) “the Company,” “we,” “us” or words to similar effect) to the staff’s letter to Mr. Robert C. Owen, dated June 18, 2012. For the convenience of the staff of the Commission, the staff’s comment is set out in bold italicized font immediately preceding our response.

Form 10-Q for the Nine Months Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 20

Staff Comment

1.              We have read your responses dated May 4, 2012 and June 4, 2012. We disagree with your valuation approach to the accreditation asset. Although our correspondence with you has been limited to your impairment testing, we would also disagree with your valuation approach if it was applied to the initial purchase price allocation that resulted in the recognition of the accreditation asset from a business combination. Specifically, we disagree with the use of a modified Greenfield approach within the “without” scenario, certain assumptions in the “without” scenario, and the lack of terminal value in both scenarios. Please tell us if this valuation approach was used in your initial purchase price allocation. If it was, please provide us with a revised analysis that accurately values the accreditation asset at the purchase price measurement date. If it was not, please tell us what valuation approach you used, why your impairment testing valuation approach differs, and provide to us a revised analysis that accurately values the accreditation asset as of the impairment testing date.

Per the SEC Staff’s request during telephone conversations held on June 27, 2012 and July 16, 2012 we have evaluated the economic costs associated with start-up operations as part of the Without Scenario of the accreditation asset valuation. The start-up scenario represents the present value of the economic costs associated with the commencement of operations until accreditation is awarded. In summary, the present value of the cash flows associated with the Pre-Accreditation Period approximated the acquisition cost of an accredited institution, as estimated in our original analysis. Accordingly, the investment in year one of the “without” scenario, and the resulting valuation as originally presented, is appropriate.

Liquidity and Capital Resources, page 24

Staff Comment

2.              We note your response to comment four from our letter dated May 18, 2012. Your revised disclosures were responsive in part to our comment. However, please comply with the remainder of the comment by expanding the discussion of the ASFG loan program to provide a complete picture of the expected cash flows over the life of the program and the periods affected. In this regard, disclose the total amount of discount expected to be paid to ASFG, other transaction and related fees, and revenue to be recognized from loans funded under this program..

Management proposes to expand the MD&A to disclose the following in future filings (modified to reflect then-current conditions):

Liquidity and Capital Resources

Historically, we had developed several third party loan programs with origination and servicing providers such as Sallie Mae for students with low credit scores who otherwise would not qualify for loans. These loan programs required that we pay a discount fee to the origination and servicing providers of the loans as a reserve against future defaults on these loans. We have historically referred to these types of loans as “discount loans,” since we incurred a portion of the default risk related to these student loans by taking a discount on the disbursement. By accepting a reduced payment for these discounted loans from the servicing providers, we were not at risk for the amounts agreed to by them and the service providers but were not entitled to any proceeds collected by the service providers in excess of this amount. Therefore we had recorded this discount as a reduction to revenue.

In fiscal 2008, we were informed by Sallie Mae and two other origination and servicing providers that they would no longer make private loans available for students who present higher credit risks (i.e. subprime borrowers). In the face of this change in policy, we created a new lending program in the fourth quarter of fiscal 2008 with a different origination and servicing provider, Genesis Lending Services, Inc. (“Genesis”), which specializes in subprime credit. Under this Genesis program we paid a discount to the origination and servicing provider for any loans purchased by Genesis and recorded the discount as a reduction to revenue. Under this program we then had both the right and an obligation to acquire the related loan, except in certain limited circumstances where Genesis does not comply with the terms of the agreement. Since we initiated the Genesis program, we have acquired all of the loans that have been originated. Therefore, we are exposed to any credit defaults by students but retain all amounts collected from the students under this program.

On June 29, 2011, we entered into a loan origination agreement with ASFG, LLC (“ASFG”) for the purpose of creating a new private education discount loan program for our students. Under the loan origination agreement, ASFG has agreed to purchase up to $XX million of new student loans through June 2013.  Under this agreement, an unaffiliated bank will make private education loans to eligible students and, subsequently, sell those loans to ASFG or its designee.  Total losses associated with the program recourse, inclusive of the discount paid to ASFG, are estimated to be approximately 50% of the amount funded.   During the second quarter of fiscal 2012, we completed the transition from the Genesis discount loan program to the ASFG discount loan program.  We estimate loans funded under the Genesis discount loan program, net of refunds, have been approximately $XX million and $XX million for the three and nine months ended March 31, 2012, respectively. We estimated that loans funded under the ASFG program, net of estimated refunds, have been approximately $XX million and $XX million for the three and nine months ended March 31, 2012, respectively.

This ASFG loan program has characteristics similar to our previous third party “discount loan” programs. As with the previous discount third party loan programs, under the ASFG program we pay a discount to ASFG for any loans purchased by ASFG and record the discount as a reduction to revenue ratably over the program length as the related revenue is recognized. However, unlike our previous third party discount loan programs, pursuant to a backup loan purchase agreement entered into in connection with the loan origination agreement, we will be obligated to purchase any of the student loans on which no payment has been made for over 90 days. We apply historical loan performance experience to estimate and record this loan recourse obligation on a gross basis by recording both a deferred charge and liability equal to the estimated risk upon funding. The recourse liability is established at the inception of the guarantee. The deferred charge is recorded within prepaid expenses and is recognized as a reduction to revenue over the period of instruction. The total deferred charge related to unrecognized discount expense is $XX million as of March 31, 2012.  The recourse liability is recorded within accrued expenses. Upon recourse we will repurchase any loans at the amount advanced by ASFG net of any discount paid to ASFG, less any principal payments collected by ASFG. The purchase will be recorded as a decrease to cash, an increase to student notes receivable, and a reduction to the recourse liability.  The recourse liability related to the loans funded under the ASFG program at March 31, 2012 was $XX million, net of recourse paid. This recourse liability is in addition to the discount paid to ASFG and is based upon the ultimate anticipated default. We estimate loan performance based upon actual repayment experience with similar private student loan programs.  Under this backup loan purchase agreement, our maximum obligation (including the initial discount payment) could be equal to the face amount of loans originated under this loan program, although we expect the ultimate risk under this loan program to be substantially similar to the risks we face under our Genesis discount loan program.

Cash flows associated with the ASFG discount fee, net of refunds, are recorded as a cash outflow from prepaid expenses within cash flows from operating activities in the amount of $XX million for the nine months ending March 31, 2012.

Cash flows associated with loans funded under the ASFG loan program, net of refunds, are recorded as a cash inflow from prepaid tuition within cash flows from operating activities in the amount of $XX million for the nine months ending March 31, 2012.

Recourse payments to ASFG are recorded as a cash outflow from student notes receivable within cash flows from operating activities.  For the nine months ended March 31, 2012, recourse payments to ASFG have been $XX million.

For the nine months ended March 31, 2012 net revenues recognized related to the ASFG program have been $XX million, net of discount expense; cash flows have been a net inflow of $XX million.

Included within the Condensed Consolidated Statements of Operations, under the caption “Other expense (income),” for the three months and nine months ending March 31, 2012, there was net other expense of $XX million and $XX million, associated with the student notes programs, respectively.

Genesis Program

The net other expense (income) primarily reflects the interest income, loan origination fees, and costs related to servicing loans. The Company defers and recognizes both the loan origination income and direct loan origination costs as an adjustment to the yield over the life of the related loan. All other lending-related costs, including costs related to servicing fees are charged to expense as incurred.  For the three and nine months ending March 31, 2012, there was net other expense of $XX million and $XX million associated with the Genesis notes program, respectively.

ASFG Program

The net other expense (income) primarily reflects the program structuring fees, management fees, and other fees charged by ASFG.   The Company defers and recognizes program structuring and management fees over the program length.  All other fees are charged to expense as incurred.  For the three and nine months ending March 31, 2012, there was net other expense of $XX million and $XX million associated with the ASFG notes program, respectively.  Total fees paid to ASFG have been $XX million, of which $XX million are deferred as of March 31, 2012.  Total program fees expected to be incurred over the program length are expected to be $8-10 million per year in incremental cost above those historically incurred under the Genesis program.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that Corinthian may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (714) 427-3000, ext. 7621, with any questions regarding this letter.

Very truly yours,

/s/ Robert C. Owen
Robert C. Owen
Chief Financial Officer

Cc:	Mr. Jack Massimino